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                              March 22, 2022

       Charles J. Follini
       Managing Principal
       NOYACK Logistics Income REIT II, Inc.
       33 Flying Point Road
       Southampton, NY 11968

                                                        Re: NOYACK Logistics
Income REIT II, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted February
25, 2022
                                                            CIK No. 0001913359

       Dear Mr. Follini:

              We have reviewed your draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Draft Offering Statement on Form 1-A Submitted February 25, 2022

       General

   1. We note that this offering includes a minimum offering feature with subsequent quarterly closings. Please
provide clarifying disclosure regarding the terms of the escrow arrangements and
investors    ability to seek the return of their funds at any time before the minimum offering
threshold is reached. Please also provide a detailed legal analysis regarding why you
believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of
                                                        Regulation A.
 Charles J. Follini
FirstName
NOYACK LastNameCharles       J. Follini
            Logistics Income REIT  II, Inc.
Comapany
March       NameNOYACK Logistics Income REIT II, Inc.
       22, 2022
March2 22, 2022 Page 2
Page
FirstName LastName
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Kenneth L. Betts